Exhibit 99.1

                                                COMPANY CONTACTS:

                                            Jay S. Hennick
                                            Founder & CEO

                                            D. Scott Patterson
                                            President & COO

                                            John B. Friedrichsen
                                            Senior Vice President & CFO

                                            (416) 960-9500

FOR IMMEDIATE RELEASE

FirstService reports record second quarter results

Confirms financial outlook for year ending March 31, 2008

Second quarter highlights:
•	Revenues up 26%
•	EBITDA up 30%
•	Adjusted EPS up 28%

TORONTO, Canada, October 30, 2007 - FirstService Corporation (TSX: FSV; Nasdaq: FSRV; preferred shares - TSX: FSV.PR.U) today reported record results for its second quarter ended September 30, 2007 and confirmed its financial outlook for its fiscal year ending March 31, 2008.  All amounts are in US dollars.

Second quarter revenues were $427.7 million, an increase of 26% relative to the same period last year.  EBITDA (see definition and reconciliation below) increased 30% to $42.7 million.  Adjusted diluted earnings per common share from continuing operations (see definition and reconciliation below) were up 28% to $0.46 for the quarter, versus $0.36 in the prior year period, adjusting for the $0.06 per common share pro forma impact of the preferred dividends on prior period results.

For the six months ended September 30, 2007, revenues were $847.0 million, an increase of 28% relative to the same period last year.  EBITDA (see definition and reconciliation below) increased 28% to $91.1 million.  Adjusted diluted earnings per common share from continuing operations (see definition and reconciliation below) were up 25% to $1.04 for the six months, versus $0.83 in the prior year period, adjusting for the $0.06 per common share pro forma impact of the preferred dividends on prior period results.

“These results reflect another quarter of solid internal growth across the board and strong contributions from recently completed acquisitions, all of which are performing in line with our expectations”, said Jay S. Hennick, Founder and Chief Executive Officer of FirstService Corporation. “We are particularly excited about the long term growth opportunities that can be realized from our recent Field Asset Services acquisition.  As a market leader in property preservation services, Field Asset Services contracts with “blue chip” residential mortgage lenders to administer and manage growing portfolios of foreclosed residential properties - a market that is experiencing significant near term growth given current market conditions,” he added.

About FirstService Corporation
FirstService is a leader in the rapidly growing property services sector, providing services in the following four areas: commercial real estate; residential property management; integrated security and property improvement services. Industry-leading service platforms include: Colliers International, the third largest global player in commercial real estate; FirstManagement Partners, the largest manager of residential properties in North America; FirstService Security, the fifth largest integrated security company in North America; and The Franchise Company, the second largest property improvement services organization in North America.

FirstService is a diversified property services company with more than US$1.6 billion in annualized revenues and more than 16,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Results
Revenues in Commercial Real Estate Services totalled $186.9 million for the quarter, an increase of 31%.  Internal growth was 14%, due primarily to robust brokerage activity in the Asia Pacific and Central European markets, and 4% attributable to foreign exchange.  The balance of the revenue growth was the result of acquisitions, including those completed during the quarter.  Second quarter EBITDA was $10.5 million, up 32% versus $7.9 million in the year-ago period.  EBITDA was impacted by a non-cash mark-to-market loss of $2.2 million recorded at the end of the quarter on interest rate swaps used to hedge fixed-rate commercial mortgages held for resale. Under accounting rules, the offsetting $2.2 million gain in the market value of the hedged mortgages is not recognized until securitization, which is expected to occur during the fourth quarter.  Excluding the impact of the mark-to-market loss, second quarter EBITDA in this segment would have been $12.7 million, up 61% versus the year-ago period.

Residential Property Management revenues increased to $144.4 million for the quarter, 31% higher than in the prior year period.  Internal growth of 11% was attributable to property management contract wins in the South Florida, Mid-Atlantic and Las Vegas markets. The balance of revenue growth resulted from acquisitions in the California and Texas markets completed during the first quarter.  EBITDA for the quarter was $16.4 million, up 38% from $11.9 million one year ago.

Revenues in Property Improvement Services totalled $46.6 million, an increase of 6% over the prior year period.  Internal growth was 3% and the balance was attributable to acquisitions.  EBITDA in the second quarter was $14.0 million, up 3% from $13.5 million last year.  The recently announced acquisition of Field Asset Services will contribute to Property Improvement earnings commencing in the third quarter.

Integrated Security Services revenues in the second quarter were $49.8 million, an increase of 19% relative to the prior year period, with 15% attributable to continuing momentum in systems installation activity and 4% due to foreign exchange.  Quarterly EBITDA was $3.2 million, up 51% from $2.1 million in the prior year.

Quarterly corporate costs were $3.5 million, similar to the $3.4 million recorded in the prior year period.

A comparison of segmented EBITDA to operating earnings is provided below.

Stock Dividend of 7% Cumulative Preferred Shares
A stock dividend of 7% Cumulative Preferred Shares, Series 1 (the “Preferred Shares”) was issued to holders of Subordinate Voting Shares and Multiple Voting Shares (together the “Common Shares”) on August 1, 2007.  A total of 5,979,074 Preferred Shares were issued.  The Preferred Shares are traded on the Toronto Stock Exchange, in US dollars, under the symbol FSV.PR.U.  The Preferred Shares have been assigned an investment-grade rating of “P-3(low)” by rating agency DBRS.  The initial cash dividend on the Preferred Shares for the period from issuance to September 30, 2007 amounting to $1.7 million was paid on October 1, 2007.  The next quarterly preferred dividend payment is expected to be made on December 31, 2007.

Financial Outlook

FirstService is confirming the outlook for fiscal 2008 issued on October 3, 2007 in connection with the completion of the Field Asset Services acquisition.

(in millions of US dollars, except per share amounts)	Year ending March 31, 2008

Revenues	$1,625 - $1,725
EBITDA	$149 - $159
Adjusted EPS[1]	$1.37 - $1.49

Notes:
1.
Adjusted EPS refers to adjusted diluted earnings per share from continuing operations.  The adjustment to EPS eliminates the impact of accelerated amortization of short-lived intangible assets recognized on acquisitions completed in the Company’s Commercial Real Estate Services operations.  Diluted EPS reflects earnings available to common shareholders after preferred dividends, which are expected to amount to $0.23 per common share for the fiscal year ending March 31, 2008.

2.	The updated outlook assumes (i) no further acquisitions or divestitures completed during the outlook period and (ii) current economic conditions in the markets in which the Company operates remaining unchanged and in particular the market for commercial real estate services. Actual results may differ materially. The Company undertakes no obligation to continue to update this information.

Conference Call
FirstService will be holding a conference call on Tuesday, October 30, 2007 at 11:00 am Eastern Time to discuss results for the second quarter as well as the outlook for fiscal 2008.  The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the “Investor Relations / News and Media” section.

Forward-looking Statements
This press release includes forward-looking statements.  Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations.  These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements.  Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with the Ontario Securities Commission.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
(unaudited)

	Three months ended September 30		Six months ended September 30
	2007	2006	2007	2006

Revenues	$427,730	$338,681	$847,042	$664,185
Cost of revenues	259,790	217,084	515,527	422,231
Selling, general and administrative expenses	127,351	89,528	243,694	172,618
Depreciation and amortization other than backlog	7,540	5,120	14,364	9,962
Amortization of brokerage backlog (1)	1,463	2,076	2,518	4,150
Operating earnings	31,586	24,873	70,939	55,224
Interest expense, net	3,360	2,571	6,669	5,307
Other income	(1,216)	(228)	(2,494)	(2,383)
	29,442	22,530	66,764	52,300
Income taxes	9,705	7,479	22,033	17,708
	19,737	15,051	44,731	34,592
Minority interest share of earnings	4,122	3,078	11,034	8,486
Net earnings from continuing operations	15,615	11,973	33,697	26,106
Discontinued operations, net of tax (2)	2,078	-	2,078	-
Net earnings before cumulative effect of change in accounting principle	17,693	11,973	35,775	26,106
Cumulative effect of change in accounting principle, net of tax (3)	-	-	-	(1,353)
Net earnings	$17,693	$11,973	$35,775	$24,753
Preferred dividends	1,720	-	1,720	-
Net earnings available to common shareholders	$15,973	$11,973	$34,055	$24,753

Net earnings per common share
Basic
Continuing operations	$0.46	$0.40	$1.07	$0.87
Discontinued operations	0.07	-	0.07	-
Cumulative effect of change in accounting principle	-	-	-	(0.04)
	$0.53	$0.40	$1.14	$0.83

Diluted (4)
Continuing operations	$0.43	$0.38	$0.99	$0.81
Discontinued operations	0.07	-	0.07	-
Cumulative effect of change in accounting principle	-	-	-	(0.04)
	$0.50	$0.38	$1.06	$0.77

Weighted average common shares outstanding: Basic	29,896	29,840	29,866	29,927
(in thousands) Diluted	30,385	30,261	30,390	30,373
Net earnings per common share, adjusted diluted continuing operations (5)	$0.46	$0.36	$1.04	$0.83

Notes to Condensed Consolidated Statements of Earnings

(1)
Amortization of short-lived brokerage backlog intangible assets recognized upon the acquisitions of Commercial Real Estate Services businesses in the past twelve months.  Brokerage backlog represents the fair value of pending commercial real estate brokerage transactions and listings as at the acquisition date.  Amortization is recorded to coincide with the completion of the related brokerage transactions.

(2)	Reflects gain on the settlement of a liability in connection with the March 2006 disposal of the Company’s Business Services operations.
(3)	Cumulative effect of the adoption of SFAS No. 123(R), Share Based Payment, on April 1, 2006.
(4)	Numerators for diluted earnings per share calculations have been adjusted to reflect dilution from stock options at subsidiaries. The adjustment for the quarter ended September 30, 2007 was $729 (2006 - $425) and six months ended September 30, 2007 was $1,748 (2006 - $1,302).
(5)	See “Reconciliation of operating earnings, net earnings and net earnings per share to adjusted operating earnings, adjusted net earnings and adjusted net earnings per share” below.

Reconciliation of Operating Earnings, Net Earnings and Net Earnings Per Share to Adjusted Operating Earnings, Adjusted Net Earnings and Adjusted Net Earnings Per Share
(in thousands of US dollars, except per share amounts)
(unaudited)

The Company is presenting adjusted earnings measures to eliminate the impact of amortization of the short-lived brokerage backlog intangible asset recognized upon the acquisitions of Commercial Real Estate Services businesses within the past twelve months.  In addition, the Company is presenting the pro forma impact of the preferred dividends on comparative periods.  The preferred dividend obligation commenced on August 1, 2007 upon the issuance of the Preferred Shares.  All of the adjustments are non-cash and are considered “non-GAAP financial measures” under OSC and SEC guidelines. The following tables provide a reconciliation of the adjusted measures:

	Three months ended September 30		Six months ended September 30
	2007	2006	2007	2006

Operating earnings	$31,586	$24,873	$70,939	$55,224
Amortization of brokerage backlog	1,463	2,076	2,518	4,150
Adjusted operating earnings	$33,049	$26,949	$73,457	$59,374

Net earnings from continuing operations	$15,615	$11,973	$33,697	$26,106
Amortization of brokerage backlog	1,463	2,076	2,518	4,150
Deferred income tax	(311)	(774)	(642)	(1,495)
Minority interest	(190)	(220)	(312)	(426)
Adjusted net earnings from continuing operations	$16,577	$13,055	$35,261	$28,335

Diluted net earnings per common share from continuing operations	$0.43	$0.38	$0.99	$0.81
Amortization of brokerage backlog, net of tax	0.03	0.04	0.05	0.08
Pro forma impact of preferred dividends on comparative periods	-	(0.06)	-	(0.06)
Adjusted diluted net earnings per common share from continuing operations	$0.46	$0.36	$1.04	$0.83

Reconciliation of EBITDA to Operating Earnings
(in thousands of US dollars)
(unaudited)

EBITDA is defined as net earnings from continuing operations before minority interest share of earnings, income taxes, interest, depreciation and amortization and stock-based compensation expense.  The Company uses EBITDA to evaluate operating performance.  EBITDA is an integral part of the Company’s planning and reporting systems.  Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets.  The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt.  EBITDA is not a recognized measure of financial performance under United States generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP.  The Company’s method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers.  A reconciliation of EBITDA to operating earnings appears below.

	Three months ended September 30		Six months ended September 30
	2007	2006	2007	2006

Operating earnings	$31,586	$24,873	$70,939	$55,224
Depreciation and amortization other than backlog	7,540	5,120	14,364	9,962
Amortization of brokerage backlog	1,463	2,076	2,518	4,150
	40,589	32,069	87,821	69,336
Stock-based compensation expense	2,126	802	3,252	1,836
EBITDA	$42,715	$32,871	$91,073	$71,172

Condensed Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	September 30 2007	March 31 2007

Assets
Cash and cash equivalents	$74,576	$99,038
Restricted cash	10,526	16,930
Accounts receivable	209,110	163,581
Inventories	38,318	31,768
Other current assets	53,155	51,040
Current assets	385,685	362,357
Fixed assets	77,641	66,297
Other non-current assets	41,852	41,405
Goodwill and intangibles	425,611	346,939
Total assets	$930,789	$816,998
Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$233,712	$205,529
Other current liabilities	26,479	29,179
Long term debt - current	22,762	22,119
Current liabilities	282,953	256,827
Long term debt - non-current	238,964	213,030
Other non-current liabilities	12,294	4,876
Deferred income taxes	32,364	29,084
Minority interest	59,734	48,306
Shareholders’ equity	304,480	264,875
Total liabilities and equity	$930,789	$816,998

Total debt	$261,726	$235,149
Total debt, net of cash	187,150	136,111

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended September 30		Six months ended September 30
	2007	2006	2007	2006
Operating activities
Net earnings from continuing operations	$15,615	$11,973	$33,697	$26,106
Items not affecting cash:
Depreciation and amortization	9,003	7,196	16,882	14,112
Deferred income taxes	(2,482)	(532)	(2,665)	(3,334)
Minority interest share of earnings	4,122	3,078	11,034	8,486
Other	1,863	1,841	2,691	983

Changes in operating assets and liabilities	(25,174)	2,498	(27,168)	(21,865)
Net cash provided by operating activities	2,947	26,054	34,471	24,488
Investing activities
Acquisitions of businesses, net of cash acquired	(24,306)	(5,103)	(76,277)	(40,986)
Purchases of fixed assets, net	(5,974)	(4,290)	(17,203)	(10,753)
Other investing activities	(3,316)	(2,949)	7,408	(1,349)
Discontinued operations	(1,036)	-	(1,036)	-
Net cash used in investing	(34,632)	(12,342)	(87,108)	(53,088)
Financing activities
Increase (decrease) in long-term debt, net	18,606	24	25,493	(14,967)
Other financing activities	(486)	(37)	(4,936)	(7,700)
Net cash provided by (used in) financing	18,120	(13)	20,557	(22,667)
Effect of exchange rate changes on cash	2,473	524	7,618	275
(Decrease) increase in cash and cash equivalents	(11,092)	14,223	(24,462)	(50,992)
Cash and cash equivalents, beginning of period	85,668	102,723	99,038	167,938
Cash and cash equivalents, end of period	$74,576	$116,946	$74,576	$116,946

Segmented Revenues, EBITDA and Operating Earnings
(in thousands of US dollars)
(unaudited)

	Commercial Real Estate Services	Residential Property Management	Property Improvement Services	Integrated Security Services	Corporate	Consolidated
Three months ended September 30

2007
Revenues	$186,857	$144,448	$46,555	$49,780	$90	$427,730
EBITDA	10,498	16,414	13,966	3,190	(3,479)	40,589
Stock-based compensation						2,126
						42,715
Operating earnings	5,719	13,961	12,751	2,705	(3,550)	31,586

2006
Revenues	$142,402	$110,383	$44,032	$41,795	$69	$338,681
EBITDA	7,932	11,937	13,518	2,108	(3,426)	32,069
Stock-based compensation						802
						32,871
Operating earnings	4,158	10,376	12,415	1,419	(3,495)	24,873

	Commercial Real Estate Services	Residential Property Management	Property Improvement Services	Integrated Security Services	Corporate	Consolidated
Six months ended September 30

2007
Revenues	$383,648	$278,493	$89,365	$95,370	$166	$847,042
EBITDA	32,141	30,116	25,514	6,306	(6,256)	87,821
Stock-based compensation						3,252
						91,073
Operating earnings	23,463	25,473	23,042	5,356	(6,395)	70,939

2006
Revenues	$280,288	$214,349	$85,693	$83,710	$145	$664,185
EBITDA	24,033	23,186	24,656	4,226	(6,765)	69,336
Stock-based compensation						1,836
						71,172
Operating earnings	16,722	20,107	22,461	2,839	(6,905)	55,224